Exhibit 99.1

Ferrari posted a record Q3 2015 performance

●	Shipments were 1,949 units, up 21%

●	Net revenues were up 9% (3% at constant currencies) to Euro 723 million

●	EBIT reached Euro 141 million, 610bps margin increase

●	Net profit amounted to Euro 94 million, +62%

●	Net cash of Euro 827 million as of September 30, 2015[1]

For the three months ended September 30,			(In Euro million unless otherwise stated)	For the nine months ended September 30,

2014	2015	Change		2014	2015	Change

1,612	1,949	337	Shipments (in units)	5,280	5,643	363

662	723	61	Net revenues	2,011	2,110	99

89	141	52	EBIT	274	359	85

160	214	54	EBITDA	485	562	77

58	94	36	Net profit	186	235	49

0.30	0.50	0.20	Earnings per share (in Euro )	0.97	1.24	0.27

(In Euro million)	Dec. 31, 2014	Sept. 30, 2015	Change

Net Cash	566	827[1]	261

1 Euro -1,973 million Net debt on a pro-forma basis including the effects of the announced reorganization completed in October, shortly prior to our initial public offering

Ferrari N.V. Amsterdam, The Netherlands Registered Office: Via Abetone Inferiore N.4, I -41053 Maranello (MO), Italy Dutch trade registration number: 57991561

Maranello (Italy), October 28, 2015 - Ferrari N.V. (NYSE: RACE) (“Ferrari”) today announces its consolidated net revenues and preliminary results2 for the third quarter and the nine months ended September 30, 2015.

Shipments were 1,949 units in Q3 2015, up 21% from 1,612 for Q3 2014. The performance was driven by a 33% increase in sales of our 8 cylinder models (V8), in particular the 488 GTB, California T and 458 Speciale A, more than offsetting the phase-out of the 458 Italia and 458 Spider. Our shipments of 12 cylinder models (V12) were down 17% as the F12berlinetta is in its 4th year of commercialization.

EMEA, Americas and Rest of APAC3 experienced good year-on-year increase, +16%, 30% and 63% respectively. Greater China3 contracted by 24% vs. Q3 2014.

Net revenues for Q3 2015 were Euro 723 million, an increase of Euro 61 million or 9% (+3% at constant currencies) from Euro 662 million for Q3 2014. Higher net revenues in cars and spare parts4 (Euro 75 million, +16%) were partly offset by a decrease in engines5 (Euro 25 million, -33%).

Adjusted EBIT was Euro 140 million, up Euro 36 million (+35%) from Q3 2014 driven by increased volumes mainly due to higher sales of California T and personalization as well as the contribution from the introduction of 488 GTB and 458 Speciale A. The increase was supported also by a slightly positive mix effect due to higher sales of our limited edition supercar LaFerrari and special racing car FXX K, partially offset by the higher proportion of V8 as compared to V12 in Q3 2015 vs. Q3 2014. Foreign exchange contribution was positive Euro 10 million, mainly driven by U.S. dollar and Great Britain pound partially offset by Japanese Yen. Selling, general and administrative costs6 increased by Euro 9 million due to 488 Spider launch, corporate events and focus on directly operated retail stores. Research and development costs and industrial costs increased by Euro 12 million as a result of our development programs primarily related to the power units in our Formula 1 activities.

2 These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union.

3 EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait) and Rest of EMEA (includes Africa and the other European markets not separately identified); Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Greater China includes: China, Hong Kong and Taiwan; Rest of APAC includes: Japan, Australia, Singapore, Indonesia and South Korea

4 Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts

5 Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams.

6 Excluding expenses related to resignation of former Chairman and IPO costs

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Income tax expense increased in the three months ended September 30, 2015 as compared to the same period in 2014, as a result of an increase in profit before taxes, primarily driven by the items described above. Our effective tax rate (income tax expense as a percentage of profit before taxes) decreased in the three months ended September 30, 2015 primarily due to deferred tax liabilities on unremitted earnings that we recognized in the three months ended September 30, 2014.

As a result of the items described above, net profit for Q3 2015 was Euro 94 million, up Euro 36 million (+62%).

Free Cash Flow for the three months ended September 30, 2015 was Euro 74 million, primarily driven by an increase in cash from operating activities which included the one-time cash inflow from the sale of investment properties.

Net Cash increased from Euro 789 million as of June 30, 2015 to Euro 827 million as of September 30, 2015, primarily driven by Free Cash Flow improvements net of dividends paid to our minority shareholder in China

2015 Outlook

The Group indicates the following guidance for 2015:

●	Shipments: 7.7K including limited edition supercar LaFerrari

●	Net revenues: Euro ~2.8 billion

●	Adjusted EBITDA: Euro 725 million – Euro 745 million range

●	Net debt: Euro 1,975 million – Euro 2,025 million range (Euro 775 million – Euro 825 million range - net of self-liquidating financial receivables portfolio)

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Shipments

For the three months ended September 30,			Shipments[3] (units)	For the nine months ended September 30,

2014	2015	Change		2014	2015	Change

701	815	114	EMEA	2,494	2,413	(81)

523	682	159	Americas	1,722	1,969	247

207	157	(50)	Greater China	496	418	(78)

181	295	114	Rest of APAC	568	843	275

1,612	1,949	337	Total shipments	5,280	5,643	363

Total net revenues

For the three months ended September 30,			(Euro million)	For the nine months ended September 30,

2014	2015	Change		2014	2015	Change

462	537	75	Cars and spare parts[4]	1,412	1,545	133

76	51	(25)	Engines[5]	228	172	(56)

103	110	7	Sponsorship, commercial and brand[7]	309	322	13

21	25	4	Other[8]	62	71	9

662	723	61	Total net revenues	2,011	2,110	99

Disclaimer

Financial results presented do not reflect the effects of the announced reorganization completed in October, shortly prior to our initial public offering.

7 Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income

8 Primarily includes interest income generated by the Ferrari Financial Services group and net revenues from the management of the Mugello racetrack

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About Ferrari

Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 224 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles, including most recently the Constructor World title in 2008. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 - that is, statements related to future, not past, events. Forward-looking statements are based on current expectations and include any statement that does not directly relate to a current or historical fact. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “anticipate,” “believe,” “intend,” “expect,” “plan,” “will” or other similar words. These forward-looking statements involve certain risks and uncertainties that ultimately may not prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. For further discussion of risks and uncertainties, individuals should refer to Ferrari’s SEC filings. Ferrari undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement.

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Non-GAAP financial measures

Operations are monitored through the use of various Non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.

Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.

We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the three months ended September 30,		(Euro million)	For the nine months ended September 30,

2014	2015		2014	2015

89	141	EBIT	274	359

15	-	Expense related to the resignation of the former Chairman	15	-

-	(1)	Income and expenses incurred in connection with our IPO and separation	-	5

104	140	Adjusted EBIT	289	364

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EBITDA is defined as net profit before income tax expense, net financial expenses/(income) and depreciation and amortization. Adjusted EBITDA is defined as EBITDA as adjusted for income and costs, which are significant in nature, but expected to occur infrequently.

For the three months ended September 30,		(Euro million)	For the nine months ended September 30,

2014	2015		2014	2015

58	94	Net profit	186	235

36	48	Income tax expense	95	119

(5)	(1)	Net financial expense/(income)	(7)	5

71	73	Amortization and depreciation	211	203

160	214	EBITDA	485	562

For the three months ended September 30,		(Euro million)	For the nine months ended September 30,

2014	2015		2014	2015

160	214	EBITDA	485	562

15	-	Expense related to the resignation of the former Chairman	15	-

-	(1)	Income and expenses incurred in connection with our IPO and separation	-	5

175	213	Adjusted EBITDA	500	567

Net Cash /(Net Debt) is the primary measure used by management to analyze our financial leverage, capital structure and is defined as cash and cash equivalent plus cash pool deposits less financial liabilities.

(In Euro million)	December 31, 2014	September 30, 2015

Cash and cash equivalents	134	190

Deposits in FCA Group cash management pools	942	1,216

Financial liabilities with FCA Group	(379)	(389)

Financial liabilities with third parties	(131)	(190)

Total Net Cash	566	827

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Free Cash Flow is one of management’s primary key performance indicators to measure the Group’s performance and is defined as net cash generated from operations less cash flows used in investing activities.

Free Cash Flow is subject to month to month fluctuations due to, among other things, production volumes, activity of our financial services portfolio, timing of tax payments and capital expenditures.

For the three months ended September 30,		(Euro million)	For the nine months ended September 30,

2014	2015		2014	2015

33	118	Cash flows from operating activities	295	534

(40)	(44)	Cash flows used in investing activities	(168)	(196)

(7)	74	Free Cash Flow	127	338

Pro-forma Net Debt

Our pro-forma Net Debt is calculated starting from Net Cash at the end of the period and reflecting the effects of the re-organization that was finalized immediately prior to the Offering.

(Euro million)

September 30, 2015

Net Cash	827

FCA Note (capital re-organization)	(2,800)

Net debt pro-forma after re-organization	-1,973

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